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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 2 TO

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                        HAWAII NATIONAL BANCSHARES, INC.
                                (Name of Issuer)

                        HAWAII NATIONAL BANCSHARES, INC.
                        (Name of person filing Statement)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    419758107
                      (CUSIP Number of Class of Securities)

WARREN K. K. LUKE                                 STEPHEN M. KLEIN, ESQ.
PRESIDENT                                         GRAHAM & DUNN PC
HAWAII NATIONAL BANCSHARES, INC.                  1420 FIFTH AVENUE, 33RD FLOOR
45 N. KING ST.                                    SEATTLE, WA 98101-2390
HONOLULU, HAWAII 96812                            (206) 340-9648
(808) 528-7711

            (Name, Address and Telephone Number of Person Authorized
               to receive Notices and Communications on Behalf of
                            Person Filing Statement)

                              __________ ___, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders):

CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
        Transaction Valuation*                         Amount of Filing Fee
             $31,995,000                                      $6,399
--------------------------------------------------------------------------------

* Up to 711,000 shares of the Issuer's Common Stock, par value $1.00 per share, redeemed for cash consideration of $45.00 per share.

   [ ] Check box if any part of the fee is offset as provided by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:



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                                  INTRODUCTION


        This Rule 13E-4 Transaction Statement is being filed by Hawaii National Bancshares, Inc.(the "Company") with respect to its common stock, par value $1.00 per share. This Rule 13e-4 transaction involves a transaction subject to Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Act") and the information contained in the Proxy/Tender Offer Statement filed concurrently herewith by the Company is incorporated by reference into the Items in this Schedule. The Company also is filing Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") concurrently with the filing of this Statement.


        The Board of Directors of the Company has adopted a going private plan, which has two features. The first feature is a proposal to amend the Company's Articles of Incorporation to provide that each 200 outstanding shares of Company common stock ("Existing Shares') will be consolidated and converted into one share of "New Common Stock" (the "Reverse Stock Split"). Upon completion of the Reverse Stock Split, holders of less than 200 Existing Shares will cease to be shareholders of the Company and the Company will acquire for cash all resulting fractional shares of New Common Stock at a price equal to $45.00 per Existing Share.


       The second feature of the going-private plan involves an issuer tender offer (the "Tender Offer"). Commencing on or about July 26, 1999, the Company will offer to acquire Existing Shares from any and all Company shareholders at $45.00 per Existing Share, which is the same per-share price as will be received by holders of fractional shares of New Common Stock pursuant to the Reverse Stock Split. The Tender Offer will terminate on or about August 26, 1999. The Tender Offer is open to all shareholders of the Company, even those whose shares will be converted into fractional shares of New Common Stock, and thus into a right to receive cash only, pursuant to the Reverse Stock Split. The purpose of the Tender Offer is to allow holders of 200 or more Existing Shares the ability, if they elect to tender their shares, to liquidate their equity investment in the Company on the same economic terms as will apply to the holders of less than 200 Existing Shares in the Reverse Stock Split.

        The Reverse Stock Split and the Tender Offer will be funded by a private placement ("Private Placement") of shares of New Common Stock to members of the controlling Luke family and entities owned or controlled by the Luke family. Such persons and entities are: the Janice Moon Tong Luke Trust dated May 4, 1961; the Loretta Hung Wun Luke Trust dated May 4, 1961; the Beatrice Lum Luke Trust dated May 26, 1983; the Sharlene Kam Sun Luke Trust dated May 4, 1961; the Warren Kwan Kee Luke Trust dated May 4, 1961; K. J. Luke, an individual; and K.J.L. Associates, a Hawaii limited partnership (collectively, the "Luke Family Purchasers.") In the Private Placement, the Luke Family Purchasers will acquire shares of New Common Stock at a post-Reverse Stock Split price of $9,000.00 per share, which, adjusted to give effect to the Reverse Stock Split is exactly the same per-share price as Company shareholders will receive for fractional shares in the Reverse Stock Split and for tendered Existing Shares in the Tender Offer. The Luke Family Purchasers will acquire sufficient shares of new Common Stock in the Private Placement to fund, on a dollar-for-dollar basis, the Company's obligations with respect to the payment for fractional shares in the Reverse Stock Split and the payment for tendered Existing Shares in the Tender Offer. The amount of the Private Placement, which will depend on the number of Existing Shares tendered in the Tender Offer, may be as much as $4,005,000. The Luke Family Purchasers have filed a Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934, Schedule 14D-1. The Company has filed a Solicitation/Recommendation Statement pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, Schedule 14D-9.


ITEM 1. SECURITY AND ISSUER.

        (a) The name of the issuer is Hawaii National Bancshares, Inc., a Hawaii corporation, and the address of its principal executive office is 45 North King Street, Honolulu, Hawaii 96817.

        (b) The exact title of the class of equity securities to which this statement relates is Common Stock, par value $1.00 per share. The information set forth under the captions "THE TENDER OFFER - Basic Terms of the Tender Offer", "- Tender Offer Procedures" and "- Interests of Certain Persons in the Tender Offer" in the Proxy/Tender Offer Statement is incorporated herein by reference.

        (c) The information set forth under the caption "MARKET AND DIVIDEND INFORMATION" in the Proxy/Tender Offer Statement is incorporated herein by reference.

        (d) Not applicable.



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ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


        (a) The information set forth under the caption "THE TENDER OFFER - Fees and Expenses; Sources of Funds; Luke Family Purchasers" of the Proxy/Tender Offer Statement is incorporated herein by reference.


        (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


        The information set forth under the caption "SPECIAL FACTORS - Reasons for the Tender Offer" in the Proxy/Tender Offer Statement is incorporated herein by reference.

        (a) The information set forth under the caption "THE REVERSE STOCK SPLIT
- Expenses; Sources of Funds; Luke Family Purchasers" in the Proxy/Tender Offer Statement is incorporated herein by reference.


        (b) - (f)  Not applicable.


        (g) The information set forth under the captions "SPECIAL FACTORS - Reasons for the Tender Offer" and "THE TENDER OFFER - Investment Considerations" in the Proxy/Tender Offer Statement is incorporated herein by reference.


        (h)-(j) The information set forth under the caption "THE REVERSE STOCK SPLIT - Termination of Exchange Act Registration" in the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.


        The information set forth under the captions "TRANSACTIONS IN COMMON STOCK - Purchases by Company or Affiliates in Past Two Years" of the Proxy/Tender Offer Statement is incorporated herein by reference.


ITEM 5. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

        The information set forth under the caption "ABOUT THE ANNUAL MEETING -What are the Company's Objectives?" and "THE TENDER OFFER - Investment Considerations" of the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

        The time and efforts of certain officers and other employees of the Company have been utilized in connection with the preparation of the Schedule 13E-4, the Schedule 13E-3, the Proxy/Tender Offer Statement and related materials to be sent to stockholders and have been and will be utilized in connection with overseeing this transaction. The Company may utilize its employees to solicit tenders of shares from stockholders. Except as otherwise disclosed in this Item 6, no person has been or will be retained, employed or compensated to make solicitations or recommendations in connection with the
Schedule 13E-4 transaction.



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ITEM 7.    FINANCIAL INFORMATION.

        (a) Audited financial statements of the Company for the fiscal years ended December 31, 1997 and 1998 and the report of independent accountants thereon are set forth in the Financial Statements and notes thereto contained in the portions of the Corporation's 1998 Annual Report to Shareholders (the "1998 Annual Report") which are included as an exhibit hereto. Management's Discussion and Analysis of Financial Condition and Results of Operations for such periods is set forth in the portions of the 1998 Annual Report included as an exhibit hereto.

        Unaudited financial statements of the Company are set forth in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1999 (the "Form 10-Q"), which is attached as Appendix D to the Proxy/Tender Offer Statement (which is filed as an exhibit hereto). Management's Discussion and Analysis of Financial Condition and Results of Operations for such periods is set forth in the Form 10-Q. The above noted sections of the 1998 Annual Report and Form 10-Q are hereby incorporated by reference.

        (a) Not applicable.

ITEM 8. ADDITIONAL INFORMATION.

        (a)-(d) Not applicable.

        (e) All of the information set forth in the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


        (a) (1) Amended Proxy/Tender Offer Statement of Hawaii National Bancshares, Inc.*

            (2) Letter to Shareholders dated ________ ___, 1999.**

            (3) Letter of Transmittal.***

            (4) Notice of Guaranteed Delivery.***

            (5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                and Other Nominees.***

            (6) Letter to Clients.***

            (7) Financial Statements and Management's Discussion and Analysis of
                Financial Condition and Results of Operations excerpted from the draft Annual Report to Shareholders of Hawaii National Bancshares, Inc. for the fiscal year ended December 31, 1998.**

        (b)     Not applicable.

        (c) (1) Form of Subscription Agreement: Luke Family Purchasers.***

            (2) Form of Depositary Agreement among Hawaii National Bancshares,
                Inc., Hawaii National Bank and Luke Family Purchasers.***

        (d)-(f) Not applicable.

        ------------

        * Incorporated by reference to Exhibit 17(d)(1) of Amendment No. 1 to the Pre-Rule 13E-3 Transaction Statement on Schedule 13E-3 filed July 2, 1999.

        ** Incorporated by reference to Exhibits 17(d)(2) and (d)(4) of the Pre-Rule 13E-3 Transaction Statement on Schedule 13E-3 filed May 14, 1999.

        *** Previously filed.




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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 20, 1999             HAWAII NATIONAL BANCSHARES, INC.



                                 By: /s/ Ernest T. Murata
                                     ------------------------------------------
                                     Name: Ernest T. Murata
                                     Title: Vice President, Treasurer and Chief
                                     Financial Officer











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